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Exhibit 99.1

4th February 2003

UB Streamlines biscuits operation to secure continued growth

        UB, a leading European manufacturer of biscuits and snacks, today announced it has completed the latest stage of a detailed review of its UK biscuits operation. As a result it proposes rationalising its manufacturing base with eventual closure of production at its biscuits factory in Ashby de la Zouch at the end of 2004.

        Explaining the announcement, Malcolm Ritchie, UB's Chairman and Chief Executive, said: "We are a successful business, operating in an intensely competitive marketplace. That's why we sometimes have to make proposals like this. Hard as it is for the Ashby biscuits site the reality is that we need to move production to our other biscuits sites which are bigger and have greater capacity for the investment we need to further modernise and grow our business.

        "Implementing this proposal would, we believe, significantly reshape and improve our business. This proposal in no way reflects the commitment and quality of our employees at the Ashby biscuits site, but we believe it is the best solution to secure the long-term successful future of UB's biscuits business in the UK. Clearly we will be discussing our plans with our employees and their representatives during the collective consultation process that we will now enter."

        The factory is one of three UB operations in Ashby de la Zouch. It is expected that the majority of the 900 jobs at the biscuit factory site may go as a result of this proposal. Subject to consultation, up to 500 jobs across UB's other biscuits sites could be created by the move of production, resulting in a net reduction of around 400 jobs across the UK as a whole.

        Malcolm Ritchie, concluded: "We regret the loss of jobs that may occur as a result of this proposal and will do all we can to mitigate the impact for our employees. As a successful manufacturer, we need to continue to make market leading products, continue to be profitable and to safeguard the jobs of our other 7,000 employees around the UK."

        UB will be retaining its national distribution centre and snacks factory at Ashby where an additional 900 people are employed. Over the past 2 years, UB has seen strong growth of its biscuits business, with leading brands growing at 7% per cent year on year. During this period, UB increased its investment in its leading brands by over 50% which has led to successful new products being produced as well as increased support for some of UB's favourite household names.

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About UB

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  In 2001, UB achieved sales of £1.2 billion—£900 million in biscuits category sales and £300 million in snack category sales.

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  In 2002 UB achieved a 3.1% increase in sales to £1.3 billion (at constant exchange rates). Branded sales rose 3.8% to £1.1 billion and now account for 86% of sales.

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  UB is the market leader in biscuits production in the UK, Netherlands & Spain, and number two in France & Portugal. KP Snacks is number two in the UK in terms of sales and number one in nuts.

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  UB owns some of Europe's best known biscuits and snack brands including McVities, one of the best known brands in the United Kingdom, Penguin, Go Ahead!, Jaffa Cakes, Hula Hoops, Mini Cheddars and McCoy's, and Delacre, BN, Fontaneda and Verkade in Europe.

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  UB employes over 11,000 people, of whom over 7,500 work in UK

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  UB has 29 sites of which 14 are in UK

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  Exhibit 99.1
UB Streamlines biscuits operation to secure continued growth